FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from May 1, 2022 to May 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 15, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from May 1, 2022 to May 31, 2022 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on June 15, 2022]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of May 31, 2022

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2022) (Period of repurchase: from May 17, 2022 to March 31, 2023 (excluding the ten business days following the announcement of each quarterly financial results))		50,000,000	30,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) May 17 May 18 May 19 May 20 May 23 May 24 May 25 May 26 May 27 May 30 May 31	1,794,100 1,794,100 1,794,100 1,714,500 2,058,200 2,058,200 2,058,200 2,058,200 1,759,200 1,231,400 1,231,400	854,301,790 860,311,740 853,115,570 830,606,350 1,009,499,890 1,009,497,470 1,007,741,140 1,017,907,760 877,265,380 623,580,150 621,903,730

Total	—	19,551,600	9,565,730,970

Aggregate shares repurchased as of the end of this reporting month		19,551,600	9,565,730,970

Progress of share repurchase (%)		39.1	31.9

2.	Status of disposition

as of May 31, 2022

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date) —	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange, share delivery or demerger	(Date) —	—	—

Subtotal	—	—	—

Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) May 20	69	32,754

Subtotal	—	69	32,754

Other (exercise of stock acquisition rights)	(Date) May 2 May 6 May 9 May 10 May 11 May 12 May 16 May 17 May 18 May 19 May 20 May 23 May 25 May 30	9,300 5,800 75,000 10,400 9,000 2,000 6,800 11,900 6,800 26,600 14,900 13,000 2,600 10,100	9,300 5,800 75,000 10,400 9,000 2,000 6,800 11,900 6,800 26,600 14,900 13,000 2,600 10,100

Subtotal	—	204,200	204,200

Other (delivery of shares under Restricted Stock Units plan)	(Date) May 2	32,050,787	15,386,066,365

Subtotal	—	32,050,787	15,386,066,365

Total	—	32,255,056	15,386,303,319

3.	Status of shares held in treasury

as of May 31, 2022

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,233,562,601
Number of shares held in treasury	201,989,788

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on or before May 31, 2022.